Exhibit 99.2

Engine Media Announces Completion of Acquisition of Sideqik

Sideqik, Along with Engine Media’s Stream Hatchet, Will Offer a Premier One-Stop-Shop for Audience Measurement, Media Value Assessment and Brand Connection to Gamers and Influencers

TORONTO, ON, Canada – July 6, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; TSX-V: GAME; NASDAQ: GAME), a company providing sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming data and analytics, and programmatic advertising, today announced the completion of its acquisition of Sideqik. The transaction was previously announced on June 16, 2021.

As a result of the completion of the transaction, Engine issued 410,523 common shares to the sellers and related parties, with such amount subject to adjustment at closing for cash settlement of certain transaction related expenses and other terms and conditions of the agreement.

Tom Rogers, Executive Chairman of Engine Media, stated, “With the completion of this deal, we can now more broadly attract media and marketing dollars while also being able to expand our data and analytics business.”

“We are excited to officially welcome Sideqik and its extraordinary team into the Engine family,” added Engine Media Chief Executive Officer Lou Schwartz. “Due to the growth and focus on influencer marketing, Engine empowers brands to discover and connect with content creating influencers across any content vertical. It provides tools to best shape the creation of authentic content that resonates with consumers, as well as best in class measurement to determine earned media value, sales effectiveness, and campaign return on investment (“ROI”). The combination of Sideqik and Stream Hatchet creates a company that boasts a world-class management team and impressive client list that will allow us to advance Engine’s advertising and media offerings.”

“We have been market leading partners, and I could not be more excited about finally joining forces with Stream Hatchet and the broader Engine team,” said Jeremy Haile, Sideqik’s Co-Founder and Chief Executive Offer.

Sideqik will remain based in Atlanta, Georgia, and the transition is expected to be seamless for customers and employees across Sideqik’s businesses.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (TSX-V: GAME) (NASDAQ: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

About Sideqik

Sideqik is an influencer marketing platform that offers brands, CPG, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators. Sideqik’s end-to-end solutions offer marketers advanced capabilities to discover influencers with demographic and content filtering; connect and message influencers; share marketing collateral such as campaign briefs, photos, logos, videos; measure reach, sentiment, and engagement across all major social media platforms; and evaluate earned media value and ROI across the entire campaign.

About Stream Hatchet

Stream Hatchet is a global market leader in live-gaming audience analytics. With API integrations into 16 of the world’s leading video game live-streaming platforms, Stream Hatchet powers the esports and gaming industry with the most trusted audience insights.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the benefits to be derived from the Sideqik acquisition and prevailing market conditions, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to the performance of Engine’s stock price and business operations and its ability to raise financing. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869